Exhibit (a)

Investor Relations: Beth Eckenrode (412) 490-4331 Media Relations: Jeffrey Pina (412) 490-4661

NOVA Chemicals further reduces debt; business conditions improving

For immediate release, Wednesday, Oct. 22, 2003, Pittsburgh, PA

All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals will host a conference call today, Wednesday, Oct. 22, 2003, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to join this call in a “listen only” mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No.1463957). The live call is also available on the Internet at www.vcall.com.

NOVA Chemicals Corporation (NOVA Chemicals) reported a net loss to common shareholders of $65 million ($0.75 per share loss diluted) for the third quarter of 2003.

Third quarter results were reduced $9 million from the effects of a power disruption that shut down four sites in Ontario for about 10 days and $10 million from expenses associated with the permanent closure of a polyethylene line in Ontario. In addition, this was the first full quarter without earnings from the equity interest in Methanex Corporation, which had generated $12 million in the second quarter. Excluding these items, NOVA Chemicals’ operating performance improved over the second quarter.

Net income to common shareholders was $75 million ($0.79 per share earnings diluted) in the second quarter of 2003. The results included $117 million (after-tax) in unusual items, primarily related to gains on the sale of assets. The net loss to common shareholders was $12 million ($0.14 per share loss diluted) in the third quarter of 2002.

“Operating performance actually improved slightly from the second quarter and we saw clear month-over-month improvement in demand and margins through the period, which began with a very weak July,” said Jeff Lipton, NOVA Chemicals’ President and Chief Executive Officer.

“We paid down another $150 million of debt, reducing our debt to total capitalization for the fourth straight quarter,” continued Lipton. “At the end of the quarter, our debt to total capitalization ratio was just under 38% and we had more than $250 million in cash.

“In addition, we announced the shutdown of our oldest, smallest and highest-cost polyethylene production line. This will remove 8% of NOVA Chemicals’ polyethylene capacity and about 0.6% of total North American industry capacity.”

The Olefins/Polyolefins business reported a net loss of $8 million in the third quarter, compared to a second quarter net loss of $5 million. Average polyethylene prices were lower, but were more than offset by lower feedstock costs and higher ethylene selling prices. Ethylene and polyethylene sales volumes were reduced, partly as a result of the power disruption in August that reduced production at our four Ontario plants. Results were reduced by approximately $9 million due to this disruption.

The Styrenics business reported a net loss of $40 million in the third quarter, compared to a second quarter net loss of $42 million. Average prices fell, but were largely offset by lower feedstock costs. Polymer volumes were up from the second quarter, particularly in Europe. The June explosion and fire at our Bayport, Texas styrene monomer facility reduced third quarter results by approximately $4 million.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Net income (loss) before unusual items

Olefins/Polyolefins	$(8)	$(5)	$8	$(9)	$(9)
Styrenics	(40)	(42)	(19)	(99)	(69)
Corporate(1)	(10)	—	(12)	(10)	(15)
Methanex	—	12	18	37	15

	(58)	(35)	(5)	(81)	(78)
Preferred securities
dividends and distributions	(7)	(7)	(7)	(22)	(22)

Net income (loss) to common
shareholders before
unusual items(1)	(65)	(42)	(12)	(103)	(100)
Unusual items after-tax(1), (2)	—	117	—	117	36

Net income (loss) to common shareholders
after unusual items	$(65)	$75	$(12)	$14	$(64)

Earnings (loss) per share
before unusual items(1)
Basic	$(0.75)	$(0.48)	$(0.14)	$(1.18)	$(1.16)
Diluted	$(0.75)	$(0.42)	$(0.14)	$(1.17)	$(1.16)

Earnings (loss) per share after
unusual items(1)
Basic	$(0.75)	$0.86	$(0.14)	$0.16	$(0.74)
Diluted	$(0.75)	$0.79	$(0.14)	$0.16	$(0.74)

Weighted-average common
shares outstanding (millions)
Basic	87	87	86	87	86
Diluted	87	96	86	88	86

Revenue	$967	$964	$806	$2,908	$2,245
EBITDA(1), (3)	$20	$37	$66	$142	$145

Depreciation and amortization	$76	$73	$67	$220	$198
Funds from operations	$4	$12	$47	$85	$101
Capital expenditures	$35	$29	$22	$78	$37
Average capital employed(4)	$3,204	$3,312	$2,983	$3,214	$3,028
After-tax return (loss) on capital
employed(5)	(5.1)%	(3.3)%	(0.8)%	(2.6)%	(2.0)%
Return (loss) on average common equity(6)	(21.7)%	(13.6)%	(4.7)%	(11.7)%	(13.0)%

(1)	Effective Mar. 28, 2003, new SEC rules in the U.S. came into effect with respect to non-GAAP financial measures and accordingly certain information in prior periods has been restated. See Supplemental Earnings Measures on page 12, footnote 5. In the third quarter of 2003 NOVA Chemicals took a $15 million ($10 million after tax) charge to shut down a manufacturing facility (see Business Improvement Initiative on page 4).

(2)	See Supplemental Earnings Measures on pages 11 and 12 for details of the unusual items.

(3)	Net income (loss) before income taxes, other gains and losses, equity in earnings (losses) of affiliates, interest expense and depreciation and amortization (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals NOVA Chemicals’ net income (loss) before unusual items plus after-tax interest expense (annualized) divided by average capital employed. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.

(6)	Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.

2

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Revenue(1)	$603	$628	$489	$1,868	$1,379
Operating income	$6	$13	$31	$45	$40
Depreciation and amortization	48	45	42	137	124

EBITDA(2)	$54	$58	$73	$182	$164
Net income (loss)(3)	$(8)	$(5)	$8	$(9)	$(9)
Capital expenditures
– Sustaining	$12	$12	$12	$29	$22
– Strategic	10	3	—	16	—

Total capital expenditures	$22	$15	$12	$45	$22
Average capital employed(4)	$1,892	$1,957	$1,732	$1,885
After-tax return on capital employed(5)	0.1%	0.7%	3.8%	1.2%	1.1%

(1)	Before intersegment eliminations.

(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization.

(3)	Before dividends and distributions on preferred securities.

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Nine Month Average
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Ethylene(2)	$0.28	$0.30	$0.23	$0.29	$0.22
Polyethylene – linear low-density butene liner(3)	$0.44	$0.48	$0.37	$0.45	$0.33
Polyethylene – weighted-average benchmark(4)	$0.48	$0.51	$0.41	$0.48	$0.37
NYMEX natural gas (dollars per mmBTU)(5)	$5.10	$5.49	$3.26	$5.73	$3.01
Alberta (AECO) natural gas (U.S. dollars per
mmBTU)(6)	$4.59	$4.93	$2.09	$4.91	$2.34
WTI crude oil (dollars per barrel)	$30.20	$28.91	$28.27	$30.99	$25.39

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: Chemical Market Associates, Inc. (CMAI) USGC Net Transaction Price.

(3)	Source: Townsend Polymer Services Information (TPSI).

(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)	Source: NYMEX Henry Hub 3-Day Average Close.

(6)	Weighted-average spot price at AECO C monthly index via NOVA Gas Transmission Inventory Transfer. Source: Canadian Gas Price Reporter.

Polyethylene Sales Volumes (millions of pounds)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
NOVAPOL®
Linear low-density polyethylene	307	280	287	892	904
Low-density polyethylene	60	70	65	188	189
High-density polyethylene	95	103	83	294	260
SCLAIR®
Linear low-density and high-density
polyethylene	128	113	132	374	441
Advanced SCLAIRTECH™ technology
Linear low-density and high-density
polyethylene	140	155	94	435	294

Total	730	721	661	2,183	2,088

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Third Quarter 2003

The Olefins/Polyolefins business reported a net loss of $8 million in the third quarter, compared to a net loss of $5 million in the previous quarter. The August power disruption, which caused the temporary shutdown of four NOVA Chemicals plants in the Sarnia, Ontario area, reduced third quarter results by approximately $9 million. Without the power disruption, the Olefins/Polyolefins business would have had third quarter earnings of $1 million, or $6 million higher than the second quarter.

Realized polyethylene prices fell from the second quarter, but were more than offset by lower feedstock costs and higher ethylene sales prices. Fixed costs increased $6 million (before-tax) due to both planned maintenance and the power disruption.

Combined sales volumes for ethylene and polyethylene were down 8% from the second quarter. Polyethylene sales volumes were up 1%, but third party ethylene sales were down 19% due to the power disruption and scheduled maintenance at NOVA Chemicals’ E2 ethylene facility and at a customer’s facilities in Alberta. Seasonally lower sales volumes, combined with lower polyethylene selling prices, reduced returns early in the summer. Margins bottomed in July, before improving in August and September.

The net loss of $8 million in the third quarter of 2003 is down from net income of $8 million in the third quarter of 2002 primarily due to the power disruption and higher feedstock costs, which outpaced higher polyethylene prices.

Feedstocks and Ethylene

Average NYMEX natural gas prices were down 7% from the second quarter and average WTI crude oil prices were up 4%. Olefins/Polyolefins feedstock costs were down as the impact of lower prices of second quarter crude oil purchases flowed through cost of sales in the third quarter.

Our Joffre, Alberta ethane-based crackers averaged a cash-cost advantage of approximately 4¢ per pound over similar U.S. Gulf Coast (USGC) ethylene plants during the quarter. This is the same as the advantage for the last six quarters, but remains lower than our long-term historical average of 6¢ due to a weak USGC ethane market.

Polyethylene

Third quarter weighted-average benchmark polyethylene prices were down 3¢ per pound from the second quarter of 2003. NOVA Chemicals’ 5¢ per pound polyethylene price increase, originally announced for Mar. 15, 2003, was implemented in the low-density and linear low-density polyethylene markets on Sept. 1, 2003. In the high-density polyethylene market, the increase was split, with 3¢ per pound implemented Sept. 1, 2003, and 2¢ per pound implemented Oct. 1, 2003. The high-density market represents about one third of NOVA Chemicals’ total polyethylene sales.

Total polyethylene sales volumes for the third quarter were up 1% from the second quarter of 2003 and were up 10% from the third quarter of 2002. North American volumes were flat with the second quarter; however, international volumes were up 18%. Sales to China were up 48% from the second quarter, due to improving market conditions.

Business Improvement Initiative

NOVA Chemicals announced the permanent shutdown of one of its two SCLAIR polyethylene production lines at the St. Clair River Site, in Corunna, Ontario. The A-Line shutdown will occur during the second quarter of 2004 and will reduce linear low-density polyethylene capacity by 275 million pounds per year. Approximately 80% of the highest margin A-Line sales will be moved to lower-cost production lines, including about 30% to the Advanced SCLAIRTECH plant in Joffre, Alberta. The shutdown will eliminate 8% of NOVA Chemicals’ polyethylene capacity and about 0.6% of total North American polyethylene capacity. This initiative will impact 60 positions and reduce fixed costs by $5 to $10 million per year. The asset write off, severance and other costs associated with this action resulted in a before-tax charge of $15 million ($10 million after-tax) in the third quarter of 2003.

Advanced SCLAIRTECH Technology Polyethylene

The Advanced SCLAIRTECH technology polyethylene plant continued to step up production rates. A planned shutdown was completed, on schedule, in September. Sales of Advanced SCLAIRTECH technology resins were 140 million pounds in the third quarter, down from the second quarter because of the September shutdown.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Revenue(1)	$414	$375	$357	$1,175	$972
Operating loss	$(47)	$(49)	$(16)	$(108)	$(73)
Depreciation and amortization	28	28	25	83	74

EBITDA(2)	$(19)	$(21)	$9	$(25)	$1
Net loss(3)	$(40)	$(42)	$(19)	$(99)	$(69)
Capital expenditures
– Sustaining	$8	$10	$8	$23	$13
– Strategic	5	4	2	10	2

Total capital expenditures	$13	$14	$10	$33	$15
Average capital employed(4)	$1,308	$1,342	$1,279	$1,318	$1,244
After-tax return on capital employed(5)	(9.5)%	(9.2)%	(2.9)%	(7.1)%	(4.7)%

(1)	Before intersegment eliminations.

(2)	Net income (loss) before income taxes, other gains and losses, interest expense and depreciation and amortization.

(3)	Before dividends and distributions on preferred securities.

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)

	Three Month Average			Nine Month Average
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Styrene monomer(2)	$0.40	$0.41	$0.36	$0.41	$0.32
Weighted-average polystyrene(3)	$0.52	$0.60	$0.52	$0.55	$0.46
Benzene (dollars per gallon)(2)	$1.41	$1.48	$1.38	$1.56	$1.16

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI. CMAI’s published North American low range contract/market high heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning in June 2003. Months prior to June 2003 have not been restated by CMAI.

Styrenics Sales Volumes (millions of pounds)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Styrene monomer(1)	353	302	323	963	943
Solid and expandable polystyrene	551	479	510	1,588	1,669
High performance styrenics (including
DYLARK® resins)	69	65	71	197	215

Total	973	846	904	2,748	2,827

(1)	Third party sales only.

DYLARK® is a registered trademark of NOVA Chemicals Inc. 6

Review of Operations
Styrenics

Third Quarter 2003

The Styrenics business reported a net loss of $40 million in the third quarter, compared to a net loss of $42 million in the second quarter of 2003. As anticipated, Styrenics’ costs were reduced by about $43 million (before-tax) as lower feedstock costs flowed through in the third quarter. However, styrene monomer and polymer prices fell, more than offsetting the benefit of lower feedstock costs.

Total sales volume was up 15%. Styrenic polymer volume was up 14% from the second quarter, with most of the improvement coming from Europe. European volume increased sharply over a very weak second quarter due to pickup in the construction and packaging markets and inventory rebuilding. Third party styrene monomer sales volume was up 17%.

The $21 million decline from the net loss of $19 million in the third quarter of 2002 is primarily a result of higher feedstock costs, which more than offset higher volumes and slightly higher prices.

Styrene Monomer

The styrene monomer unit at Bayport resumed operation on Aug. 18, 2003, following a June 2003 explosion and fire in the ethylbenzene manufacturing unit. The styrene monomer unit is currently operating using shipments of ethylbenzene from NOVA Chemicals’ Sarnia, Ontario production facility and supplemental purchases of ethylbenzene. Ethylbenzene unit repairs are underway and the Bayport facility is expected to be fully operational early in 2004. The outage reduced NOVA Chemicals’ third quarter earnings by approximately $4 million (after-tax), due to higher costs resulting from the purchase and shipment of ethylbenzene. We expect to incur about $5 million (after-tax) in additional costs in the fourth quarter.

As a result of the damage, and subsequent repair of the Bayport ethylbenzene unit, NOVA Chemicals is delaying its previously announced debottleneck of the plant. Originally scheduled to be completed in the fourth quarter of 2004, the debottleneck and turnaround will be delayed by approximately six months. The delay will not have an impact on the previously announced long-term styrene monomer supply contract with BASF Corporation. NOVA Chemicals is able to fully supply BASF from existing production. The USGC average styrene spot price rose to 31¢ per pound in the third quarter, from 28¢ per pound in the second quarter.

Average third quarter benchmark contract styrene monomer pricing was lower than the second quarter, averaging about 38¢ per pound in July, before rising to about 41¢ per pound by the end of the quarter. Benchmark benzene feedstock costs started the quarter at $1.24 per gallon, before rising by 34¢ per gallon for September. Third quarter 2003 average benchmark benzene costs were lower than second quarter costs.

NOVA Chemicals announced a North American styrene contract price increase of 4¢ per pound effective July 1, 2003. This increase was partially realized on July 1, with the unrealized portion reconfirmed for Aug. 1. A second increase of 4¢ per pound was implemented effective Sept. 1, 2003.

In Europe, styrene contract prices were 30¢ per pound in the third quarter, down from the second quarter price of 40¢ per pound. The fourth quarter 2003 price settled at 34¢ per pound in Europe, where the current practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

Average North American SPS margins expanded slightly from the second quarter as lower feedstock costs outpaced lower prices. NOVA Chemicals’ North American sales volumes fell 2% from the second quarter due to continued customer destocking of inventory.

NOVA Chemicals’ 4¢ per pound North American polystyrene price increase originally announced for Apr. 1, 2003 was delayed under a temporary voluntary allowance (TVA). On Sept. 1, 2003, 2¢ per pound of this increase was implemented, without delay and without price protection. NOVA Chemicals maintains the right to implement the remaining 2¢ per pound increase at any time, without notice.

Average European SPS prices fell in the third quarter, however margins were flat as feedstock costs also dropped. Volume rose considerably as the construction market showed normal seasonal demand pickup following a very weak 2002 construction season. In addition, customers began restocking inventories. NOVA Chemicals announced European SPS price increases of 2.5¢ per pound effective Aug. 1, 2003, 7.5¢ per pound effective Sept. 1, 2003 and 5¢ per pound effective Oct. 1, 2003.

Expandable Polystyrene (EPS)

NOVA Chemicals’ third quarter average North American and European EPS prices fell, but were more than offset by lower feedstock costs.

North American sales volumes were seasonally lower in the third quarter. NOVA Chemicals announced a North American EPS price increase of 6¢ per pound effective Oct. 1, 2003.

European EPS volumes rose substantially as demand improved in the construction and packaging markets from very weak second quarter levels and customers restocked inventory. NOVA Chemicals announced European EPS price increases of 2.5¢ per pound effective Aug. 1, 2003, 7.5¢ per pound effective Sept. 1, 2003 and 2.5¢ per pound effective Oct. 1, 2003.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Liquidity and Capital Resources

Capitalization (unaudited; millions of U.S. dollars except as noted)

	Sept. 30 2003	June 30 2003	Dec. 31 2002

Cash	$252	$440	$14

Current debt(1)	$1	$151	$4
Long-term debt(2)	1,091	1,091	1,211

Total debt	1,092	1,242	1,215

Shareholders’ equity
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares(3), (4)	198	198	198

	581	581	581

Common share equity(5), (6), (7), (8)	1,226	1,284	980

Total shareholders’ equity	1,807	1,865	1,561

Total capitalization	$2,899	$3,107	$2,776

(1)	Includes bank loans and current portion of long-term debt.

(2)	Maturity dates range from Sept. 2005 to Aug. 2028.

(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.

(4)	8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.

(5)	Common shares outstanding at Sept. 30, 2003 were 86,931,487 (June 30, 2003 – 86,760,361; Mar. 31, 2003 – 86,699,887).

(6)	9,068,658 stock options were outstanding to officers and employees on Sept. 30, 2003 to purchase common shares of NOVA Chemicals. 1,772,630 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.

(7)	47,800 shares were reserved for the Directors’ Share Compensation Plan.

(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

Senior Unsecured Debt
DBRS	BBB (low) (stable)
Moody’s	Ba2 (stable)
Standard & Poor’s	BB+ (positive)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended

	Sept. 30 2003		June 30 2003		Sept. 30 2002
Debt to total capitalization(1)	37.7%		40.0%		43.9%
Interest coverage (deficiency) on long-term debt(2)	0.3	x	1.3	x	(1.0	)x
Net tangible asset coverage on long-term debt(3)	2.7	x	2.5	x	2.3	x

(1)	Components of the debt to total capitalization ratio are in accordance with Canadian GAAP. Total debt excludes cash on hand.

(2)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

9

Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash, resulting in a net decrease in debt of $150 million and a $188 million decrease in cash for the quarter.

(unaudited; millions of U.S. dollars)

	Three Months Ended Sept. 30 2003	Nine Months Ended Sept. 30 2003
Operating loss	$(56)	$(78)
Add back – depreciation and amortization	76	220

EBITDA	20	142
Interest	(23)	(72)
Methanex dividends	—	14
Current tax expense	(2)	(8)
Asset write-down	9	9

Funds from operations	4	85

Increase in operating working capital
Accounts receivable decrease (increase)	13	(42)
Inventory decrease (increase)	25	(39)
Accounts payable decrease	(31)	(31)
Other	6	15

Total operating working capital decrease (increase)	13	(97)

Cash from (used in) operations	17	(12)
Proceeds on asset sales	—	564
Preferred share restricted cash	—	(20)
Capital expenditures	(35)	(78)
Turnaround costs	(5)	(28)
Dividends paid	(13)	(40)
Foreign exchange and other	(2)	(25)

Total change in cash and debt	$(38)	$361

Increase (decrease) in cash	$(188)	$238
Decrease in debt	150	123

Total change in cash and debt	$(38)	$361

NOVA Chemicals improved its debt to total capitalization ratio to 37.7% at Sept. 30, 2003 from 40.0% at June 30, 2003. Debt decreased with the repayment of the $150 million, 7% debentures maturing Aug. 15, 2026. Cash on hand at Sept. 30, 2003 was $252 million.

NOVA Chemicals’ funds from operations were $4 million for the third quarter of 2003, down $8 million from the second quarter of 2003.

Operating working capital decreased by $13 million in the third quarter of 2003. Increases in working capital requirements, due to production interruptions at the Sarnia, Ontario manufacturing sites that resulted from the August power disruption in the midwestern and northeastern U.S. and in Eastern Canada, were more than offset by decreases in inventory in the Styrenics business.

NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time (CFCT) measure. CFCT measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps determine what portion of working capital changes result from factors other than price movements. CFCT was 28 days as of Sept. 30, 2003, compared to 27 days as of June 30, 2003.

Capital expenditures were $35 million in the third quarter of 2003, compared to $29 million in the second quarter of 2003. NOVA Chemicals expects total capital spending of approximately $125 million in 2003.

Financing

NOVA Chemicals has a revolving credit facility of $300 million, expiring Apr. 1, 2006. On Sept. 23, 2003, NOVA Chemicals amended the revolving credit facility to relax the Minimum EBITDA to Interest covenant for the third and fourth quarters of 2003, from 1.75 and 2 times, respectively, to 1.25 times for both the third and fourth quarters. NOVA Chemicals’ actual EBITDA to Interest for the third quarter was 1.51 times. All other covenants are unchanged. NOVA Chemicals’ third quarter results and financial position were within the amended financial covenants.

As of Oct. 22, 2003, NOVA Chemicals had no borrowings under its credit facility, except for operating letters of credit of $44 million.

On Aug. 15, 2003, all $150 million of the 7% debentures maturing Aug. 15, 2026 were redeemed at par in accordance with the terms of the offering. The redemption was made from available cash.

During the third quarter of 2003, NOVA Chemicals continued to utilize its $195 million maximum accounts receivable securitization program. As of Sept. 30, 2003, the total receivables sold under this program was $170 million, compared to $177 million as of June 30, 2003.

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of our competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the second quarter feedstock purchases flowed through the income statement in the third quarter. Natural gas, crude oil and benzene prices in the third quarter were less volatile than the previous two quarters and as a result, we have estimated that net income would have been $6 million higher in the third quarter had NOVA Chemicals followed the LIFO method of accounting.

Benchmark benzene prices rose $0.34 per gallon during the quarter and ended the third quarter at $1.58 per gallon. Benchmark WTI crude oil ended the second quarter at $30.52 per barrel and ended the third quarter at $28.31 per barrel. Benchmark Alberta natural gas prices ended the second quarter at $5.12 U.S. per mmBTU and ended the third quarter at $4.46 U.S. per mmBTU.

Outstanding Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Natural gas and crude oil hedge positions had an estimated fair-market value of negative $5 million at Sept. 30, 2003. There was no material impact on earnings from positions realized in the third quarter.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Due to new U.S. Securities and Exchange Commission (SEC) rules, certain items will no longer be excluded when presenting non-GAAP financial measures. EBITDA will no longer exclude restructuring charges and net income or loss to common shareholders before unusual items will also not exclude restructuring charges and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

(unaudited; millions of U.S. dollars)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Gain on sale of investments:
Methanex(1)	$—	$61	$—	$61	$—
Fort Saskatchewan Ethylene
Storage(2)	—	64	—	64	—
Cochin Pipeline(3)	—	—	—	—	36
Bayport charge(4)	—	(8)	—	(8)	—

	$—	$117	$—	$117	$36

(1)	In the second quarter of 2003, NOVA Chemicals sold its interest in Methanex Corporation, resulting in a gain of $29 million ($61 million after-tax). A future income tax recovery of $32 million was recorded to reverse income taxes provided for on Methanex related equity earnings in the periods. NOVA Chemicals has no remaining interest in Methanex.

(2)	In the second quarter of 2003, NOVA Chemicals sold its interest in the Fort Saskatchewan Ethylene Storage Facility, resulting in a gain of $76 million ($64 million after-tax).

(3)	The nine months ended Sept. 30, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

(4)	NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer manufacturing facility and as a result incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.

(5)	Due to new SEC rules with respect to non-GAAP financial measures, NOVA Chemicals’ $3 million and $12 million (after-tax) restructuring charges recorded in the second and third quarters of 2002, respectively, must now be disclosed as part of operating earnings (loss) rather than as unusual items.

12

*Peers include Dow Chemical Company, Eastman Chemical Company, Lyondell Chemical
Company and Millennium Chemicals Inc.

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) increased to U.S. $20.30 at Sept. 30, 2003 from U.S. $19.04 at June 30, 2003. NOVA Chemicals’ total return to shareholders was 7% for the quarter ending Sept. 30, 2003 on the NYSE and the Toronto Stock Exchange (TSX). Peer chemical companies’ share values increased 3% on average and the S&P Chemicals Index increased 2%. Total return for the S&P/TSX Composite Index (formerly TSE 300) was 7% and total return for the S&P 500 was 3%. As of Oct. 21, 2003, NOVA Chemicals’ share price was U.S. $xx, up/down compared with Sept. 30, 2003. The S&P Chemicals Index was up/down x% in the same period.

In the third quarter, about 69% of trading in NOVA Chemicals’ shares took place on the TSX and 31% of trading took place on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

Third quarter trading volumes	Millions of Shares	% of float	% of trading
Toronto Stock Exchange	16.8	19	69
New York Stock Exchange	7.5	9	31

Total	24.3	28	100

INVESTOR INFORMATION
For inquiries on stock-related matters including
dividend payments, stock transfers and address
changes, contact NOVA Chemicals toll-free at
1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail:   invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information
package, please contact us at (403) 750-3600 or
(412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail:   inquiries@cibcmellon.ca

Share Information
NOVA Chemicals’ trading symbol on the New York
and Toronto Stock Exchanges is NCX.

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; risks of a further prolonged economic downturn; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME TO COMMON SHAREHOLDERS (unaudited; millions of U.S. dollars)

	Q3 2003 Compared with		First Nine Months 2003 Compared with First Nine Months 2002
	Q2 2003	Q3 2002
Lower prices and variable costs	$(11)	$(68)	$(14)
Higher sales volumes	12	27	15

Higher (lower) gross margin	1	(41)	1
Lower (higher) research and development	1	(2)	(5)
Higher selling, general and administrative	(4)	(4)	(4)
Lower (higher) restructuring charges	(15)	1	5
Higher depreciation	(3)	(9)	(22)
Lower (higher) interest expense	3	—	(8)
Higher (lower) equity earnings in Methanex	(12)	(21)	22
Gain on sale of non-strategic assets	(92)	—	33
Higher (lower) income tax recovery	(19)	23	56

Increase (decrease) in net income to common shareholders	$(140)	$(53)	$78

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Revenue	$967	$964	$806	$2,908	$2,245

Feedstock and operating costs	874	872	672	2,587	1,925
Research and development	11	12	9	33	28
Selling, general and administrative	47	43	43	131	127
Restructuring charges	15	—	16	15	20
Depreciation and amortization	76	73	67	220	198

	1,023	1,000	807	2,986	2,298

Operating loss	(56)	(36)	(1)	(78)	(53)

Interest expense (net)	(23)	(26)	(23)	(72)	(64)
Equity in earnings of affiliates	—	12	21	39	17
Other gains and losses (Note 2)	—	92	—	92	59

	(23)	78	(2)	59	12

Income (loss) before income taxes	(79)	42	(3)	(19)	(41)
Income tax recovery (expense) (Note 3)	21	40	(2)	55	(1)

Net income (loss)	(58)	82	(5)	36	(42)
Preferred securities dividends and
distributions	(7)	(7)	(7)	(22)	(22)

Net income (loss) to common shareholders	$(65)	$75	$(12)	$14	$(64)

Earnings (loss) per share (Note 4)
- Basic	$(0.75)	$0.86	$(0.14)	$0.16	$(0.74)
- Diluted	$(0.75)	$0.79	$(0.14)	$0.16	$(0.74)

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 14

Consolidated Statement of Reinvested Earnings (unaudited, millions of U.S. dollars)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Beginning reinvested earnings, as
previously reported	$677	$608	$677	$605	$740
Change in accounting policy (Note 1)	—	—	—	5	—

Beginning reinvested earnings,
as restated	677	608	677	610	740
Net income (loss)	(58)	82	(5)	36	(42)
Common share dividends	(6)	(6)	(6)	(18)	(17)
Preferred securities dividends
and distributions	(7)	(7)	(7)	(22)	(22)

Reinvested earnings, end of period	$606	$677	$659	$606	$659

Consolidated Balance Sheet (millions of U.S. dollars)

	Sept. 30, 2003 (unaudited)	Dec. 31, 2002 (audited)
Assets
Current assets
Cash and cash equivalents	$252	$14
Receivables	291	249
Inventories	360	321

	903	584

Investments and other assets	158	537
Plant, property and equipment, net	3,239	3,033

	$4,300	$4,154

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$—	$3
Accounts payable and accrued liabilities	531	562
Long-term debt installments due within
one year	1	1

	532	566

Long-term debt	1,091	1,211
Deferred credits	870	816

	2,493	2,593

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	490	484
Cumulative translation adjustment	130	(109)
Reinvested earnings	606	605

	1,807	1,561

	$4,300	$4,154

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 15

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Operating activities
Net income (loss)	$(58)	$82	$(5)	$36	$(42)
Depreciation and amortization	76	73	67	220	198
Future income taxes (recovery)	(23)	(39)	4	(63)	(1)
Equity in (earnings) of affiliates	—	(12)	(21)	(39)	(17)
Dividends received	—	—	2	14	2
Asset writedown	9	—	—	9	—
Other (gains) losses net of current tax	—	(92)	—	(92)	(39)

Funds from operations	4	12	47	91	101
Changes in non-cash working capital	13	23	2	(97)	174

Cash from (used in) operations	17	35	49	(12)	275

Investing activities
Proceeds on asset sales	—	564	—	564	77
Plant, property and equipment
additions	(35)	(29)	(22)	(78)	(37)
Turnaround costs, long-term
investments and other assets	(6)	(54)	(35)	(55)	(3)
Changes in non-cash working capital	(2)	12	—	10	—

	(43)	493	(57)	441	37

Financing activities
Decrease in current bank loans	—	(21)	(22)	(3)	(10)
Proceeds on swap crystallization	—	—	13	—	13
Long-term debt
– Repayments	(151)	(1)	—	(152)	(1)
– Changes in revolving debt	(2)	(55)	13	(2)	(272)
Preferred securities dividends and
distributions	(7)	(7)	(7)	(22)	(22)
Common shares issued	3	1	—	6	10
Common share dividends	(6)	(6)	(6)	(18)	(17)
Changes in non-cash working capital	1	(3)	(11)	—	(11)

	(162)	(92)	(20)	(191)	(310)

Increase (decrease) in cash	(188)	436	(28)	238	2
Cash and cash equivalents, beginning of period	440	4	40	14	10

Cash and cash equivalents, end of
period	$252	$440	$12	$252	$12

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 16

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2002. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1.    Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2002, on pages 65 to 69 of the 2002 Annual Report except as noted below.

Change in Accounting Policy

In Mar. 2003, the Canadian Institute of Chartered Accountants (CICA) issued new recommendations regarding accounting for asset retirement obligations, which are effective for fiscal years beginning on or after Jan. 1, 2004. This standard harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations”, which became effective Jan. 1, 2003. The Corporation chose to adopt the CICA recommendations early, effective Jan. 1, 2003, to be consistent with U.S. GAAP reporting. See the first quarter 2003 news release for further information.

2.    Other Gains and Losses

The nine months ended Sept. 30, 2003 includes before-tax gains of $29 million ($61 million after-tax) and $76 million ($64 million after-tax) from the sale in the second quarter of 2003 of NOVA Chemicals’ interest in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility, respectively. In addition, the nine months ended Sept. 30, 2003 includes an unusual charge of $13 million ($8 million after-tax) related to the amount of property damage not covered by insurance from an explosion, which resulted in a fire at its Bayport, Texas facility in the second quarter.

The nine months ended Sept. 30, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

3.    Income Taxes

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Income (loss) before income taxes	$(79)	$42	$(3)	$(19)	$(41)
Statutory income tax rate	36.74%	36.74%	39.24%	36.74%	39.24%

Computed income tax expense (recovery)	$(29)	$15	$(1)	$(7)	$(16)
Increase (decrease) in taxes resulting from:
Manufacturing and processing
deduction	—	(2)	—	(2)	1
Higher (lower) effective tax rate
on equity in (earnings) losses
of affiliates	—	(4)	(6)	(12)	(4)
Lower tax rates and higher
recoveries on non-strategic asset
sales	—	(56)	—	(56)	—
Additional cost-of-service
income taxes(1)	2	2	2	6	6
Foreign tax rates	4	4	5	16	9
Other	2	1	2	—	5

Income tax (recovery) expense	$(21)	$(40)	$2	$(55)	$1

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers until June 30, 2004 and recorded on the flow-through rather than liability method.

17

4. Earnings (Loss) Per Share (shares in millions)

	Three Months Ended						Nine Months Ended
	Sept. 30 2003		June 30 2003		Sept. 30 2002		Sept. 30 2003		Sept. 30 2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income (loss) to common
shareholders	$(65)	$(65)	$75	$75	$(12)	$(12)	$14	$14	$(64)	$(64)
Preferred dividends	—	—	—	1	—	—	—	—	—	—

Net income (loss) for
EPS calculation	(65)	(65)	75	76	(12)	(12)	14	14	(64)	(64)

Weighted-average common
shares outstanding	86.8	86.8	86.8	86.8	86.4	86.4	86.8	86.8	86.3	86.3
Add back effect of dilutive
securities:
Stock options	—	—	—	0.7	—	—	—	0.7	—	—
Retractable preferred
shares	—	—	—	8.5	—	—	—	—	—	—

Weighted-average common
shares for EPS calculations	86.8	86.8	86.8	96.0	86.4	86.4	86.8	87.5	86.3	86.3

Earnings (loss) per common
share	$(0.75)	$(0.75)	$0.86	$0.79	$(0.14)	$(0.14)	$0.16	$0.16	$(0.74)	$(0.74)

Stock options representing 2.0 million common shares have been excluded from the computation of diluted earnings per share for the quarter ended Sept. 30, 2003 (2.1 million year-to-date), as their impact would not be dilutive.

5.    Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Revenue
Olefins/Polyolefins	$603	$628	$489	$1,868	$1,379
Styrenics	414	375	357	1,175	972
Intersegment eliminations	(50)	(39)	(40)	(135)	(106)

	$967	$964	$806	$2,908	$2,245

Operating income (loss)
Olefins/Polyolefins	$6	$13	$31	$45	$40
Styrenics	(47)	(49)	(16)	(108)	(73)
Restructuring charges	(15)	—	(16)	(15)	(20)

	$(56)	$(36)	$(1)	$(78)	$(53)

Net income (loss)
Olefins/Polyolefins	$(8)	$(5)	$8	$(9)	$(9)
Styrenics	(40)	(42)	(19)	(99)	(69)
Investment in Methanex	—	12	18	37	15
Other	(10)	117	(12)	107	21

	$(58)	$82	$(5)	$36	$(42)

18

	Sept. 30 2003	Dec. 31 2002
Assets
Olefins/Polyolefins	$2,142	$1,923
Styrenics	1,725	1,643
Investment in Methanex	—	399
Corporate and other(1)	433	189

	$4,300	$4,154

(1)	Amounts include all cash and cash equivalents.

6.    Stock-Based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic-value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair-value method, the following pro forma amounts would have resulted:

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Net income (loss)
As reported	$(58)	$82	$(5)	$36	$(42)
Pro forma	$(59)	$80	$(8)	$31	$(50)
Earnings (loss) per share – basic
As reported	$(0.75)	$0.86	$(0.14)	$0.16	$(0.74)
Pro forma	$(0.76)	$0.84	$(0.18)	$0.11	$(0.84)
Earnings (loss) per share – diluted
As reported	$(0.75)	$0.79	$(0.14)	$0.16	$(0.74)
Pro forma	$(0.76)	$0.77	$(0.18)	$0.11	$(0.84)

7.    Reconciliation to United States Accounting Principles

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Net income (loss) in accordance with
Canadian GAAP	$(58)	$82	$(5)	$36	$(42)
Add (deduct) adjustments for:
Foreign exchange hedging(1)	—	—	4	3	12
Other hedging and derivative activity(1)	(1)	(10)	8	(13)	12
Equity in earnings (losses) of
affiliates(2)	—	(1)	1	(1)	(3)
Inventory costing(3)	—	—	1	(1)	2
Start-up costs(4)	1	1	1	3	3
Preferred securities distributions(5)	(5)	(6)	(5)	(17)	(17)
Other	1	—	—	1	1
Change in accounting policy(6)	—	—	—	5	—
Other gains(10)	—	42	—	42	—

Net income (loss) in accordance with
U.S. GAAP	$(62)	$108	$5	$58	$(32)

Earnings (loss) per share – basic	$(0.74)	$1.23	$0.03	$0.61	$(0.43)

Earnings (loss) per share – diluted	$(0.74)	$1.13	$0.03	$0.60	$(0.43)

19

	Three Months Ended			Nine Months Ended
	Sept. 30 2003	June 30 2003	Sept. 30 2002	Sept. 30 2003	Sept. 30 2002
Comprehensive income (loss)(7)
Net income (loss) in accordance with
U.S. GAAP	$(62)	$108	$5	$58	$(32)
Change in fair value of cash flow
hedging instruments(1)	—	—	(3)	4	22
Equity in affiliates comprehensive
income (loss)(2)	—	(9)	(3)	(3)	3
Unrealized foreign exchange gains
on translation of self-sustaining
foreign operations(9)	10	106	(71)	239	42

Comprehensive income in accordance
with U.S. GAAP	$(52)	$205	$(72)	$298	$35

Accumulated other comprehensive
income (loss)(7)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations(9)				$109	$(158)
Fair value of cash flow hedging instruments(1)				—	(8)
Equity in affiliates other comprehensive income (loss)(2)				—	(1)
Minimum pension liability(8)				(1)	—

				$108	$(167)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Under Canadian GAAP, no amounts related to derivative instruments are recognized in the balance sheet until settlement occurs. Gains or losses realized on settlement of derivative instruments are recognized in earnings in the same period as the related revenue or expense. Accordingly, certain Canadian – U.S. GAAP differences resulted.

(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.

(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.

(4)	U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred as under Canadian GAAP.

(5)	Under U.S. GAAP the preferred securities are considered a long-term debt obligation and the preferred distributions on the securities interest expense.

(6)	On Jan. 1, 2003, the Corporation adopted SFAS No. 143 “Accounting for Asset Retirement Obligations.” This standard and the CICA standard, also adopted on Jan. 1, 2003, and discussed in Note 1, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.

(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

(8)	U.S. GAAP requires an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.

(9)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

(10)	Difference in gain on disposition of investment in Methanex, resulting from different cost basis under U.S. GAAP.

	Sept. 30 2003	Dec. 31 2002
Balance sheet in accordance with U.S. basis
Current assets(1), (2), (3)	$941	$626
Investments and other assets(4), (8)	153	492
Plant, property and equipment, net	3,214	3,007
Current liabilities(1)	(544)	(577)
Long-term — preferred securities(5)	(383)	(383)
— other long-term debt(1)	(1,109)	(1,234)
Deferred credits(1), (2), (8)	(851)	(790)
Retractable preferred shares	(198)	(198)

Common equity	$1,223	$943

20